UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

December 21, 2007

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Terunobu Maeda, President & CEO
Head Office:	5-5, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan
Listing Code:	8411 (Tokyo Stock Exchange 1st Sec., Osaka Securities Exchange 1st Sec.)

Dissolution of Subsidiary

Mizuho Financial Group, Inc. hereby announces that our subsidiary, Mizuho Capital Co., Ltd., has decided to dissolve its subsidiaries, Fujigin Capital Fund No.3 and MHCC IT FUND 2000 as described below.

1. Outline of the subsidiaries to be dissolved and the scheduled date of dissolution

(1)	Company Name:	Fujigin Capital Fund No.3
	Location:	4-3 Kabutocho, Nihonbashi, Chuo-ku, Tokyo, Japan
	General Partner:	Mizuho Capital Co., Ltd. (President: Akira Kiyohara)
	Business:	Investment in private equity
	Date of Establishment:	May 2000
	Total Assets:	JPY 362 million (As of December 31, 2006)
	Recent Financial Performance:	Ordinary Losses: JPY 24 million
Net Loss: JPY 24 million
(For the fiscal year ended December 31, 2006)
	Scheduled Date of Dissolution:	December 2007
Liquidation is expected to be completed by December 31, 2009.

(2)	Company Name:	MHCC IT FUND 2000
	Location:	4-3 Kabutocho, Nihonbashi, Chuo-ku, Tokyo, Japan
	General Partner:	Mizuho Capital Co., Ltd. (President: Akira Kiyohara)
	Business:	Investment in private equity
	Date of Establishment:	May 2000
	Total Assets:	JPY 1,792 million (As of December 31, 2006)
	Recent Financial Performance:	Ordinary Profits: JPY 132 million
Net Income: JPY 132 million
(For the fiscal year ended December 31, 2006)
	Scheduled Date of Dissolution:	December 2007
Liquidation is expected to be completed by December 31, 2009.

2. Reason for Dissolution

The decisions to dissolve the companies were made as they have completed serving their original purposes.

3. Effects on Profits and Losses

The decisions will have no material effect on the earnings estimates for the current fiscal year (both on a consolidated and a non-consolidated basis) of Mizuho Financial Group, Inc.

Please direct any inquiries to:	Public Relations Office, Corporate Communications,
Mizuho Financial Group, Inc. Tel: 81-3-5224-2026